Exhibit 99.1

The Stars Group Announces Third Quarter 2017 Earnings Release Date and Conference Call and Webcast Details

TORONTO, Canada – October 30, 2017 – The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) today announced that it will release its financial results for the third quarter ended September 30, 2017 prior to the start of trading on Thursday, November 9, 2017 and will host a conference call and webcast at 8:30 a.m. ET to discuss the same.

•	To access via tele-conference, please dial 1-855-327-6837 or 1-631-891-4304 ten minutes prior to the scheduled start of the call.

•	The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 10003774.

•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=127063

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive Group gaming division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival, PokerStars Caribbean Adventure and PokerStars MEGASTACK live poker tour brands (incorporating aspects of the European Poker Tour, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands together have more than 113 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1 437-371-5730, ir@starsgroup.com;

For media inquiries, please contact: Eric Hollreiser, Press@starsgroup.com